Exhibit 4a

Moody's Global Legal Structure

12/31/2020


Moody's Corporation (Delaware)
98%
Moody's Group Holdings, Inc. (Delaware)
ZM Financial Systems, LLC (North Carolina)
Acquire Media U.S., LLC (Delaware)
Moody's Overseas Holdings Inc. (Delaware)
Moody's Shared Services, Inc. (Delaware)
Moody's Capital Markets Research,Inc (Delaware)
DVBS, Inc. (Delaware)
Moody's Advisors Inc. (Delaware)
Moody's Risk Assessments Holdings LLC (Delaware)
Moody's Investors Service Inc. (Delaware)
Reis, Inc. (Maryland)
Additional Subsidiaries on page 2
Moody's Analytics, Inc. (Delaware)
Yellow Maple II B.V. (Netherlands)
Moody's (UK) Limited (UK)
Moody's Investors Service España SA (Spain)
Moody's Israel Holdings Inc. (BVI)
Moody's International LLC (Delaware)
Moody's Canada Inc. (Canada)
Moody's America Latina Ltda. (Brazil)
Moody's Analytics do Brasil Soluções para Gerenciamento de Risco de Crédito Ltda (Brazil)
Moody's Analytics Canada Inc. (Canada)
Moody's de México, S.A. de C.V., I.C.V. (Mexico)
Moody's Analytics Global Education (Canada) Inc. (Canada)
Adminsitración de Calificadoras, S.A. de C.V. (Mexico)
99.8%
MIS Support Services CR Sociedad de Responsabilidad Ltda. (Costa Rica)
Moody's Risk Assessments, Inc. (Delaware)
Reis Services, LLC (Maryland)
Wellsford Ventures, Inc. (Maryland)
Bureau van Dijk Electronic Publishing Inc. (New York)
Bureau van Dijk Publicaçao Eletronica Ltda. (Brazil)
Bureau van Dijk Electronic Publishing S.A. de C.V. (Mexico)
Bureau van Dijk Electronic Publishing S.A. de C.V. (Argentina)
51%
Midroog Ltd. (Israel)
Moody's EMEA Financing (Cyprus) Ltd (Cyprus)
Moody's Financing (BVI) Limited (BVI)
Moody's Group (Holdings) Unlimited (UK)
Moody's International (UK) Limited (UK)
Moody's Latin America Holding Corp. (BVI)
96.16%
Moody's Local AR Agente de Calificación de Riesgo S.A. (Argentina)
96.16%
MIS Argentina S.A. (Argentina)
MIS Brazil Servicos Tecnicos Ltda. (Brazil)
Omega Performance Corp./ S.C.C. Á Rendement Omega (Canada)
Moody's Equilibrium II (BVI) Holding Corporation (BVI)
Moody's Equilibrium I (BVI) Holding Corporation (BVI)
99.99%
Moody's Local PA Calificadora de Riesgo S.A. (Panama)
Moody's Local PE Clasificadora de Riesgo S.A. (Peru)
Moody's Local (Chile) SpA (Chile)
Moody's Group (BVI) Ltd. (BVI)
Moody's Finance (BVI) Ltd. (BVI)
Moody's Group Holdings (BVI) Limited (BVI)
Moody's Company Holdings (BVI) I Limited (BVI)
Moody's Group NL B.V. (Netherlands)
Moody's Holdings NL B.V. (Netherlands)
MIS Quality Management Corp. (Delaware)
Moody's Assureco Inc. (Delaware)
Moody's Assurance Company, Inc. (New York)
MIS Asset Holdings Inc. (Delaware)
Wellsford CRC Holdings Corp. (Maryland)
Catylist Inc. (Delaware)
Moody's Analytics Solutions, LLC (Delaware)
Lewtan Technologies, Inc. (Massachusetts)
Moody's Analytics Knowledge Services Solutions (US) Inc. (Delaware)
GGYAXIS, Inc. (Delaware)
Omega Performance Corporation (California)
Catylist Consulting Inc. (Delaware)
Catylist Real Estate Software Inc. (Delaware)
Moody's Holdings LLC (Delaware)
Moody's Group Finance Ltd. (UK)
Yellow Maple Holding B.V. (Netherlands)
Moody's Group Cyprus Ltd. (Cyprus)
Bureau van Dijk Electronic Publishing B.V. (Netherlands)
Yellow Maple I B.V. (Netherlands)
Bureau van Dijk Electronic Publishing Pty. Ltd. (Australia)
Bureau van Dijk Electronic Publishing K.K. (Japan)
Bureau van Dijk Electronic Publishing Pte. Ltd. (Singapore)
Bureau van Dijk Electronic Publishing Hong Kong Limited (Hong Kong)
Bureau van Dijk Electronic Publishing LLC (Korea)
Bureau van Dijk Electronic Publishing Beijing Co., Ltd. (China)
Bureau van Dijk Electronic Publishing Beijing Co., Ltd. Shanghai Branch (China)
Moody's Investors Service (BVI) Limited (BVI)
Moody's Financing (Cyprus) Ltd (Cyprus)
90%
Moody's Analytics Czech Republic s.r.o. (Czech Rep)
Moody's Investors Service Cyprus Ltd. (Cyprus)
Moody's Analytics (DIFC) Limited (UAE)
80.86%
Moody's Group UK Ltd. (UK)
Moody's Analytics (India) Private Limited (India)
99.9%
Moody's Holdings (B.V.I.) Limited (BVI)
Moody's Eastern Europe LLC (Russia)
Moody's South Africa (B.V.I.) Limited (BVI)
Moody's Investors Service South Africa (Pty) Limited (South Africa)
Moody's Finance Company Ireland (Ireland)
Moody's Group Cyprus Ltd. Luxembourg Branch (Luxembourg)
Moody's Holdings Ltd. (UK)
Bureau van Dijk Editions Electroniques SRL (Belgium)
Bureau van Dijk Electronic Publishing GmbH (Germany)
Bureau van Dijk Electronic Publishing Ltd. (UK)
Bureau van Dijk Editions Electroniques S.A.S. (France)
Bureau van Dijk Edizioni Elettroniche S.p.a (Italy)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Moody's Analytics UK Ltd. (UK)
Moody's Shared Services UK Ltd. (UK)
Moody's Risk Assessments Limited (UK)
Bureau van Dijk Electronic Publishing AB (Sweden)
Bureau van Dijk Electronic Publishing ApS (Denmark)
Zephus Ltd. (UK)
Bureau van Dijk Publicaciones Electronicas S.A. (Spain)
Bureau van Dijk Electronic Publishing GmbH (Austria)
Bureau van Dijk Electronic Publishing Unipessoal Lda. (Portugal)
Bureau van Dijk EP DMCC (UAE)
Bureau van Dijk Electroniq Publishing S.A. (Pty) Ltd. (South Africa)
Bureau van Dijk Editions Electroniques S.A., o. z (Slovakia)
Bureau van Dijk Editions Electroniques S.A. (Russia)
Bureau van Dijk Editions Electroniques Sàrl (Switzerland)
Moody's Analytics Ireland Ltd. (Ireland)
Gilliland Gold Young Consulting Inc. (Canada)
Moody's Analytics Technical Services (UK) Ltd. (UK)
Moodys Analytics Knowledge Services (Jersey) Limited (Jersey)
Moody's Analytics Technical Services (Hong Kong) Ltd. (Hong Kong)
99.9%
Moody's Group France SAS (France)
Moody's Canada LP (Canada)
Moody's Analytics Knowledge Services (Singapore) Pte. Ltd. (Singapore)
Moody's Analytics Knowledge Services Holdings (Mauritius) Ltd (Mauritius)
Moody's Analytics Knowledge Services Research (Mauritius) Ltd (Mauritius)
Moody's Analytics SAS (France)
Moody's France SAS (France)
Moody's Lithuania UAB (Lithuania)
Acquire Media 1 UK Limited (UK)
Risk First Group Limited (UK)
RBA International Limited (UK)
Risk First Enterprise Limited (UK)
Risk First (Holdings) Limited (UK)
Risk First Limited (UK)
Risk First Management Services Limited (UK)
Nile 6 LLP (UK)
Risk First (IP) Limited (UK)
Risk First Inc. (Delaware)
Skyval Limited (UK)
99.85%
Vigeo SAS (France)
Vigeo Belgium NV (Belgium)
Vigeo Eiris Maroc (Morocco)
Vigeo Italia S.r.l (Italy)
Vigeo Eiris Hong Kong Limited (Hong Kong)
Vigeo Eiris Chile SpA (Chile)
Vigeo Eiris Canada Inc. (Canada)
Vigeo Eiris USA, LLC (Delaware)
Ethical Investment Research Services (EIRIS) Limited (UK)
Vigeo Eiris Singapore Pte. Ltd. (Singapore)
Moody's Investors Service (Nordics) AB (Sweden)
Moody's Group Deutschland GmbH (Germany)
Moody's Italia S.r.l. (Italy)
Moody's EMEA Holdings Limited (UK)
Moody's Investors Service Ltd. (UK)
Moody's Analytics Deutschland GmbH (Germany)
98.83%
Moody's Deutschland GmbH (Germany)
Moody's Deutschland GmbH, o.z. (Czech Republic)
Moody's Investors Service EMEA Limited (UK)
Moody's Investors Service Middle East Limited (UAE)
MIS EMEA Limited Czech Branch (Czech Republic)
MIS EMEA Limited France Branch (France)
Moody's Investors Service Middle East Limited (Saudi Arabia)
MIS Limited Poland Branch (Poland)
MIS Limited Russian Branch (Russia)
US
Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Exhibit 4a

Moody's Global Legal Structure

12/31/2020



Moody's Corporation (Delaware)
Moody's Overseas Holdings Inc. (Delaware)
Regulatory DataCorp, Inc. (Delaware)
Regulator DataCorp Limited (UK)
Regulatory DataCorp Private Limited (Singapore)
Moody's Asia Pacific Ltd. (Hong Kong)
Moody's Group Japan G.K. (Japan)
Moody's Asia-Pacific Group (Singapore) Pte. Ltd. (Singapore)
Moody's Shared Services India Private Limited (India)
Four Twenty Seven Inc. (Delaware)
Moody's (China) Limited (China)
Moody's Credit Ratings (China) Limited (China)
Moody's (Japan) K.K. (Japan)
Moody's Analytics Japan K.K. (Japan)
Moody's SF Japan K.K. (Japan)
G.K. Four Twenty Seven Japan (Japan)
Four Twenty Seven France SAS (France)
Moody's Company Hong Kong Ltd. (Hong Kong)
Moody's Investors Service Hong Kong Ltd. (Hong Kong)
Moody's Analytics Hong Kong Ltd. (Hong Kong)
Moody's Investors Service (Beijing), Ltd. (China)
Moody's Singapore Pte Ltd (Singapore)
Moody's Investors Service (Korea) Inc. (Korea)
Moody's Information Consulting (Shenzhen) Co. Ltd. (China)
98%
Moodys Analytics (Thailand) Co., Ltd. (Thailand)
Moody's China (B.V.I.) Limited (BVI)
Moody's Investors Service (Beijing), Ltd. Shanghai Branch (China)
Moody's Information Consulting (Shenzhen) Co. Ltd. Shanghai Branch (China)
Moody's Information Consulting (Shenzhen) Co. Ltd. Beijing Branch (China)
MIS Support Center Private Limited (India)
Moodys Analytics (Malaysia) Sdn. Bhd. (Malaysia)
Moody's Investors Service India Private Ltd. (India)
Moody's Analytics Korea Co., Ltd. (Korea)
Moody's Investors Service Singapore Pte Ltd. (Singapore)
Moody's Group Australia Pty Ltd (Australia)
Moody's Analytics Singapore Pte Ltd. (Singapore)
Korea Investors Service, Inc. (Korea)
67.05%
Moody's Mauritius Holdings Ltd. (Mauritius)
Omega Performance NZ Limited (New Zealand)
Omega Performance Pte. Ltd. (Singapore)
Omega Performance Corporation Pty. Ltd. (Australia)
Moody's Investors Service Pty Limited (Australia)
Moody's Analytics Australia Pty. Ltd. (Australia)
52.5%
KIS Pricing, Inc. (Korea)
Moody's Investment Company India Private Limited (India)
31.67%
ICRA Limited (India)
51%
ICRA Nepal Limited (Nepal)
ICRA Lanka Limited (Sri Lanka)
99%
PT ICRA Indonesia (Indonesia)
ICRA Analytics Limited (India)
Pragati Development Consulting Services Ltd. (India)
US
Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

Exhibit 4b

Organizational Chart as of January 31, 2021


President and Chief Executive Officer
SVP & Chief Human Resource Officer
President of MIS
SVP Risk Management & Audit
Chief Govt & Public Affairs Officer
MD Govt & Public Affairs
SVP & Chief Financial Officer
EVP & General Counsel (1)
Chief Information Officer
MD MIS Chief of Staff
MD Credit Strategy & Standards/Chief Credit Officer
MD Global Methodology Review
MD Global Methodology Development
MD Global Strategy & Research
MD Analytic Tools & Technology Solutions
MD Global Ratings & Process Oversight
MD Global Ratings & Research Support
MD Ratings & Research Support - Americas
MD Ratings & Research Support - EMEA
MD Ratings & Research Support - Asia Pac
AMD Rating Transaction Services
MD Global Ratings & Research
MD Global Financial Institutions
MD MIS Research
MD Global Corporate Finance
MD Global Sovereign/ SubSoveregins
MD Global Public, Project & Infrastructure Finance
MD Global Structured Finance
MD Global Commercial Group
MD Global Head of Relationship Management
MD Global Head of Value Proposition & Market Strategy
AMD Global Head of Commercial Operations
MD Head of MIS International
MD Regional Head Asia Pac
MD Regional Head EMEA
MD Regional Head Latin America
Vice Chairman APAC
MD Risk Management
MD MIS Chief Technology Officer
MD Head of App Development
MD Business Systems Delivery
MD Business Systems Mgr
MD Technology Delivery
MD Technology Delivery
AMD IT Alignment
MD Finance Transformation, People & Leadership
MD Business Services
MD Financial Planning, Analysis & Real Estate
SVP Corporate Controller
MD Corporate Financial Planning & Analysis
SVP Treasury
VP Global Tax
MD Head of Financial Transformation & Systems
MD Head of Investor Relations
MD Head of Procurement
SVP Global Head of IP, Technology Transactions & Privacy
SVP Counsel Litigation & Employment
MD DGC EMEA
MD - MIS APAC/Asia Pacific
Chief MCO Compliance Officer
MD DCO Americas / Global Coordination
MD DCO – MIS Asia Pac
MD DCO – MIS EMEA
MD DCO MA / DCO Shared Services
MD Enterprise Data
MD Information Technology Operation
MD Business Unit
MD Sales Integrated Solutions
MD Chief Security Officer

MIS Ratings Organization Chart Key:
EVP: Executive Vice President
MD: Managing Director
AMD: Associate Managing Director
SVP: Senior Vice President
VP: Vice President
Asia Pac: Asia Pacific
EMEA: Europe Middle East Africa
LATAM: Latin America
MCO: Moody's Corporation
MIS: Moody's Investors Service
MSS: Moody's Shared Services
DCO: Designated Compliance Officer
DGC: Division General Counsel

Notes
[1] Although not depicted in this chart, Legal department also reports to EVP & General Counsel.